Exhibit 12.1
Mediacom Broadband LLC
Schedule of Ratio of Earnings to Fixed Charges

	Year ended
	12/31/2006	12/31/2005	12/31/2004	12/31/2003	12/31/2002
	(in thousands, except ratio amounts)
Earnings:
Net income (loss) before income taxes	$(15,238)	$11,003	$34,852	$10,082	$(27,244)
Interest expense, net	109,869	97,282	86,125	82,536	76,790
Amortization of capitalized interest	962	821	695	503	114
Amortization of debt issuance costs	2,622	4,600	2,099	2,365	2,248
Interest component of rent expense(a)	2,803	2,289	2,137	2,086	1,687

Earnings available for fixed charges	$101,018	$115,995	$125,908	$97,572	$53,595

Fixed Charges:
Interest expense, net	109,869	97,282	86,125	82,536	76,790
Capitalized interest	1,675	1,558	1,270	3,425	4,056
Amortization of debt issuance costs	2,622	4,600	2,099	2,365	2,248
Interest component of rent expense(a)	2,803	2,289	2,137	2,086	1,687
Total fixed charges	$116,969	$105,729	$91,631	$90,412	$84,781

Ratio of earnings to fixed charges	—	1.10	1.37	1.08	—

Deficiency of earnings over fixed charges	$(15,951)	$—			$(31,186)

(a)	One-third of rent expense is the portion deemed representative of the interest factor.